EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Nine Months Ended	Years ended December 31,
	9/30/2012 (*)	2011 (*)	2010 (*)	2009 (*)	2008 (*)	2007 (*)
Earnings for computation of ratio:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees	$144.9	$572.0	$769.5	$317.6	$743.7	$503.8
Fixed charges	54.7	69.2	16.8	17.0	23.2	17.6
Less:
Interest capitalized	(4.4)	(1.2)	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(1.3)	—	—	—
Total earnings	$195.2	$640.0	$785.0	$334.6	$766.9	$521.4

Fixed charges:
Interest expensed and debt cost amortization	$39.9	$48.9	$—	$—	$5.8	$2.9
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	0.6	0.6	—	—	—	—
Estimate of interest within rental expense	14.2	19.7	16.8	17.0	17.4	14.6
Total fixed charges	$54.7	$69.2	$16.8	$17.0	$23.2	$17.5

Ratio of earnings to fixed charges	3.6	9.2	46.8	19.7	33.0	29.7
________________________________

(*)
For these ratios, "earnings" represents income before taxes before adjustment for minority interests in equity investments and fixed charges, adjusted for interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.